

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

September 24, 2014

<u>Via E-mail</u>
Marc Hedrick
President & Chief Executive Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, CA 92121

   **Re: Cytori Therapeutics, Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2013**
     **Filed March 14, 2014**
     **File No. 001-34375**

Dear Mr. Hedrick:

   We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Martin James

         Martin James
         Senior Assistant Chief Accountant

cc:  Mr. Tiago Girão (via E-mail)